FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No. X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated September 1, 2003

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 2 September 2003	By:	/s/ Christian Leu Name: Christian Leu Title: Chief Financial Officer

Communication to Investors and Media

No 25 E Tritronics (September 2003) Contact George Aase, Director Investor Relations, Phone +41 (0)71 727 3064	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Strengthening its portfolio with machine automation and mining solutions

Leica Geosystems acquires Australia-based Tritronics

Heerbrugg/Brisbane, September 1, 2003 - Leica Geosystems (SWX: LGSN) today announced that it has signed an agreement to acquire Tritronics (Australia) Pty Ltd in an all-cash transaction for AUD 12 million (CHF 10.8m), plus a maximum earn out of an additional AUD 6 million (CHF 5.4m) payable over three years if revenue targets are met. The acquisition will leverage the Company’s current mining-segment product offering and strengthen Leica Geosystems’ overall portfolio with complementary solutions for machine automation and site management for mining and construction. The acquisition, expected to be immediately accretive to Leica Geosystems’ financial performance, is planned to close on September 30, 2003.

Leica Geosystems expects the Tritronics acquisition to extend its current machine automation portfolio for the mining segment and create an opportunity to market its existing mining and surveying products to Tritronics’ extensive network of mining customers. The integrated solutions offered by Tritronics incorporate a number of automated production technologies including GPS-based navigation, wireless telecommunications infrastructure (Telemetry technologies), and Internet-based remote monitoring and configuration. The technology solutions deployed by Tritronics provide major efficiency and safety benefits for their mining customers. These technologies are highly attractive for Leica Geosystems’ civil engineering customers as large civil engineering and construction projects become more automated.

“Machine automation is an important strategic initiative for Leica Geosystems’ leadership in providing solutions that deliver positioning information and related data into customers information networks,” said Hans Hess, President and CEO of Leica Geosystems. “Tritronics is a world leader in the design, development and installation of mine machine monitoring and information systems. Tritronics has experienced rapid and profitable growth during the last several years as mines move towards automated mine management systems to improve extraction productivity and safety. The add-on acquisition of Tritronics will strengthen our presence in the rapidly expanding global machine automation solutions business in both the mining and construction markets. The internet and software based solutions offer exciting opportunities for our customers.”

“Tritronics and Leica Geosystems share a common vision for the future of machine automation in the mining industry,” said Geoff Baldwin, Tritronics owner and Managing Director. “We have been in business for over 27 years and are excited about being part of one of the world’s leaders in the spatial data management industry.”

Financial Implications
The Tritronics business, which generated revenues of AUD 6.9 million in its fiscal year ended June 30, 2002, will be fully consolidated into Leica Geosystems’ Surveying & Engineering Division. Leica Geosystems expects the acquisition to be immediately accretive.

About Tritronics (Australia) Pty Ltd.
Based in Brisbane, Tritronics (www.tritro.com.au) is a privately owned enterprise founded in March 1975. Tritronics has 25 employees and is a leader in the design, development and installation of mine machine monitoring and information systems. The Tritronics fully-integrated system combines powerful reporting and analysis software with reliable radio telemetry and 3-D positioning sensors to deliver accurate monitoring and reporting on draglines, haul trucks, loaders, shovels, dozers and blast hole drills. The Tritronics product range monitors surface mining equipment to provide mines with near real time information on equipment location and operating parameters. The business began supplying domestic mining companies with mine information solutions in 1978 and released the first version of its current flagship product, the 9000 Series dragline monitoring system, in 1988. Tritronics expanded its product range in 1995 with the release of a fleet monitoring system and has recently developed monitoring systems for electric shovels and drill rigs. Tritronics has equipment installed at 42 mines in 4 countries.

About Leica Geosystems AG
Leica Geosystems is a world leader in positioning, surveying and data capture solutions for GIS and CAD systems with the most comprehensive range of systems and solutions for the acquisition, modeling and visual representation of spatial data using a variety of technologies such as lasers, GPS and imaging. Leica Geosystems develops, distributes and supports modern systems for land and cadastral surveying, remote sensing, engineering, mining, building and construction and industrial measurement techniques. The company operates six divisions, and has more than 20 sales companies and 200 sales partners worldwide. In 2002, Leica Geosystems was awarded the Frost and Sullivan Strategic Merger and Acquisition Market Engineering Award. A recent study by the Geneva Environmental Institute (SiRi) ranked Leica Geosystems as one of the top ten most environmentally efficient companies on the Swiss Stock Exchange (SWX:LGSN).

Leica Geosystems, September 2003	2	Tritronics (Australia) Pty

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

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Investor Relations Contact: George Aase Telephone (direct) +41 (0) 71 727 3064 E-Mail George.Aase@leica-geosystems.com

Media Contact: Fritz Staudacher Telephone (direct) +41 (0) 71 727 3043 E-Mail Fritz.Staudacher@leica-geosystems.com

Leica Geosystems, September 2003	3	Tritronics (Australia) Pty